SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
_________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*
_________________________
Equity One, Inc.
(Name of Issuer)
_______________________
Common Stock, par value $0.01 per share
(Title of Class of Securities)
________________________

294752100

(CUSIP Number)
________________________

Hugh Ford
40 Broadway, London SW1H 0BT, United Kingdom
+44 (0)20 7960 1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
___________________________
with a copy to:
Rodd M. Schreiber, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
(312) 407-0700
_________________________

 June 29, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 12 Pages)

CUSIP No. 294752100	Page 2 of 12

1	NAMES OF REPORTING PERSONS Capital Shopping Centres Group PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,060,606
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,060,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,606
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%1
14	TYPE OF REPORTING PERSON (see instructions) HC, CO
________________________

1 Percentage based upon 4,060,606 shares divided by 114,763,624 shares outstanding as of February 22, 2012, as disclosed in the Issuer’s Annual Report on Form 10-K filed February 29, 2012.

CUSIP No. 294752100	Page 3 of 12

1	NAMES OF REPORTING PERSONS Liberty International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,060,606
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,060,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,606
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 294752100	Page 4 of 12

1	NAMES OF REPORTING PERSONS CSC Ventures Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,060,606
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,060,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,606
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (see instructions) CO

Explanatory Note: This Amendment No. 1 (this “Amendment”) to the Schedule 13D of Capital Shopping Centres Group PLC (“Parent”), Liberty International Holdings Limited (“LIH”) and CSC Ventures Limited (“LIH Sub”) (collectively, the “Reporting Persons”) filed on January 14, 2011 (the “Initial 13D”), relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Equity One, Inc., a Maryland corporation (the “Issuer”).  The Initial 13D, together with this Amendment shall collectively be referred to herein as the “Statement.”

This Amendment reflects the following changes:

1.        The conversion of the one share of Class A Common Stock of the Issuer, par value $0.01 per share, into 10,000 shares of Common Stock.

2.        The reduction of the Reporting Persons’ beneficial ownership of the Common Stock below 5% and corresponding termination of the Reporting Persons’ duty to file Schedule 13D reports or amendments thereto.

3.        An amendment to the Equityholders Agreement (as defined in the Initial 13D).

Item 2.            Identity and Background.

Schedule A to Item 2 is amended and restated as set forth in such Schedule A.

Item 3.            Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following after the disclosure in the Initial 13D:

On June 29, 2011, LIH Sub granted an irrevocable proxy (the “Proxy”) to vote its one share of Class A Common Stock to Liberty International Financial Services Limited.  As a result of such grant, the share of Class A Common Stock was automatically converted, at a conversion price of $0 per share, into 10,000 shares of Common Stock of the Issuer.  Prior to June 29, 2011, the Class A Common Stock would automatically convert into Common Stock upon, among other things, the entry by LIH, Parent, or a controlled affiliate of Parent, into any agreement (other than the Equityholders Agreement described in Item 4 herein) giving any person (other than Parent or LIH) the power to vote or direct the voting of the share of Class A Common Stock.

Item 5.            Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety and replaced with the following:

(a) - (b)  The descriptions of the transactions and agreements set forth in Items 3 and 4 are incorporated by reference herein.  The Reporting Persons beneficially own in the aggregate 4,060,606 shares of Common Stock, representing 3.5% of the Common Stock.  Due to conversion of the share of Class A Common Stock described above and the corresponding change in the Reporting Persons’ voting power as a result thereof, the Class A LLC Shares owned by LIH are no longer deemed derivative securities of the Common Stock under Rule 13d-3 of the Securities Exchange Act of 1934, as amended.  All of the Reporting Persons may be deemed to share voting and dispositive power over the 4,060,606 shares of Common Stock beneficially owned by LIH Sub.

(c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified in Schedule A, has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the class of Common Stock on June 29, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following after the disclosure in the Initial 13D:

The description in Item 3 of the Proxy granted by LIH Sub is incorporated by reference herein.

On September 16, 2011, the parties to the Equityholders Agreement, together with Gazit First Generation LLC, a Delaware limited liability company (“First Generation”), executed an Amendment No. 1 to Equityholders Agreement (“Amendment No. 1”).  The Amendment No. 1 provides that First Generation be added to the Equityholders Agreement as a party and member of Gazit Group.  The Amendment No. 1 also amends Section 2.7 of the Equityholders Agreement to provide that the Gazit Voting Obligation (as defined in the Equityholders Agreement) shall only be applicable and obligate the Gazit Group to vote Common Stock for the LIH nominee up to an amount representing, in the aggregate, up to 45% of the total voting power entitled to vote at a stockholder meeting.

The foregoing descriptions of the Proxy and the Amendment No. 1 do not purport to be complete and are qualified in their entirety by reference to the Proxy filed as Exhibit 7 hereto and incorporated by reference herein and the Amendment No. 1 filed as Exhibit 8 hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following documents as exhibits:

Exhibit Number	Exhibit Name
Exhibit 7	Irrevocable Proxy, dated June 29, 2011, granted by LIH Sub to Liberty International Financial Services Limited
Exhibit 8
Amendment No. 1 to Equityholders Agreement, dated as of September 16, 2011, by and among the Issuer, Parent, LIH, Gazit-Globe, Ltd., an Israeli corporation, MGN (USA) Inc., a Nevada corporation, Gazit (1995), Inc., a Nevada corporation, MGN America, LLC, a Delaware limited liability company, Silver Maple (2001), Inc., a Nevada corporation, Ficus, Inc., a Delaware corporation, and Gazit First Generation LLC, a Delaware limited liability company (incorporated by reference to Exhibit 10.2 of the Issuer's Form 10-Q filed November 9, 2011)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 2, 2012

LIBERTY INTERNATIONAL HOLDINGS LIMITED

by	/s/David Fischel
Name: David Fischel Title: Director

CAPITAL SHOPPING CENTRES GROUP PLC

by	/s/David Fischel
Name: David Fischel Title: Director

CSC VENTURES LIMITED

by	/s/David Fischel
Name: David Fischel Title: Director

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF PARENT,  LIH AND LIH SUB

The following is a list of the executive officers and directors of Parent, LIH and LIH Sub setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.  Capitalized terms used but not otherwise defined in this Schedule A have the meaning ascribed to them in the Schedule 13D to which this Schedule A is attached.

Board of Directors of Parent

The business address for the Board of Directors of Parent is 40 Broadway, London SW1H 0BT, United Kingdom.

Name	Position	Citizenship
Patrick Burgess	Non-Executive Director; Chairman of the Board of Directors; Chairman of the Nomination & Review Committee; Chairman of the Corporate Responsibility Committee	British
John Whittaker	Non-Executive Director; Deputy Chairman of the Board of Directors	British
David Fischel	Executive Director; Chief Executive	British
Matthew Roberts	Executive Director; Finance Director	British
John Abel	Non-Executive Director	British
Richard Gordon	Non-Executive Director	South African
Ian Henderson	Non-Executive Director	British
Andrew Huntley	Non-Executive Director	British
Louise Patten	Non-Executive Director	British
Rob Rowley	Non-Executive Director; Chairman of the Audit Committee	British
Neil Sachdev	Non-Executive Director; Chairman of the Remuneration Committee	British
Andrew Strang	Non-Executive Director	British
Raymond Fine	Alternate Director to Richard Gordon	British
Steven Underwood	Alternate Director to John Whittaker	British

Executive Officers of Parent

The business address for the Executive Officers of Parent is 40 Broadway, London SW1H 0BT, United Kingdom.

Name	Position	Citizenship
David Fischel	Chief Executive	British
Matthew Roberts	Finance Director	British
Mike Butterworth	Chief Operating Officer	British

Board of Directors of LIH

The business address for the Board of Directors of LIH is 40 Broadway, London SW1H 0BT, United Kingdom.  LIH has no Executive Officers.

Name	Position	Citizenship
David Fischel	Director	British
Matthew Roberts	Director	British
Martin Ellis	Director	British
Trevor Pereira	Director	British

Board of Directors of LIH Sub

The business address for the Board of Directors of LIH Sub is 40 Broadway, London SW1H 0BT, United Kingdom.  LIH Sub has no Executive Officers.

Name	Position	Citizenship
David Fischel	Director	British
Gary Hoskins	Director	British
Matthew Roberts	Director	British